UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								June 14, 2006

Via Facsimile (65) 6226 0502 and US Mail

Philip Ting Sii Tien
Chief Financial Officer
China Yuchai International Limited
16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581

	Re:	China Yuchai International Limited
		Form 20-F
		Filed July 15, 2005
 		File No. 1-13522

Dear Mr. Tien:

      We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, unless otherwise directed, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note public media reports that you export a significant percentage of your international sales are sales to Cuba, which is identified as a state sponsor of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce
Department`s Bureau of Industry and Security and the U.S. Treasury Department`s Office of Foreign Assets Control. We note that the Form
20-F does not contain any information relating to operations in, or ties to, Cuba. Please describe your operations in, and ties to, Cuba, if any, and discuss their materiality to you in light of Cuba`s status as a state sponsor of terrorism. Please also discuss whether the operations constitute a material investment risk to your security holders. Your response should describe your current, past and anticipated operations in, and other contacts with, Cuba, including through subsidiaries, affiliates, distribution agreements and other direct and indirect arrangements.

2. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba. Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that
Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by the referenced legislative actions directed toward companies that have business contacts with Cuba.

3. We note disclosure in Hong Leong Asia Ltd.`s "Second Quarter
And
Half Year Financial Statement and Dividend Announcement For The Period Ended 30 June 2005" that your parent company, Hong Leong Asia
Ltd., exports products through a subsidiary to North Korea. Please discuss the materiality of your parent`s business contacts with North
Korea to your company, and whether those contacts constitute a material investment risk for your security holders. Address specifically the impact Hong Leong Asia`s North Korean contacts may have upon your reputation and share value. We note, in this regard, the Arizona, Louisiana and Pennsylvania legislative actions referenced in the preceding paragraph.


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Peggy Fisher
		Assistant Director
		Division of Corporation Finance
Philip Ting Sii Tien
China Yuchai International Limited
June 14, 2006
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